Mail Stop 6010

	August 25, 2006


Dr. Ted L. Wong
Chief Executive Officer
Nanosensors, Inc.
1800 Wyatt Drive, Suite No. 2
Santa Clara, California 95054

Re:	Nanosensors, Inc.
	Registration Statement on Form SB-2
      Filed August 1, 2006
	File No. 333-136220

      Preliminary Proxy Statement on Schedule 14A
      Filed August 11, 2006
      File No.000-51007


Dear Dr. Wong:

      We have limited our review of the filings referenced above to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given our comments below on your registration statement, please consider whether the disclosure in your proxy statement about the June 2006 private placement offering and its registration should be amended.

2. We note that the number of shares of common stock you are registering combined with the number of your outstanding shares of common stock exceeds the number of shares of common stock that you are authorized to issue. We also note the escrow arrangements. Please revise your registration statement to remove the resales of any shares of common stock that you are not currently authorized to issue, or confirm that you will not request acceleration until such time as you have (1) received shareholder approval and taken all steps necessary to ensure that the shares are authorized for issuance and (2) revised the disclosure accordingly.

Private Placement Offering, page 4

3. We note that you issued agent unit purchase warrants to your affiliate, Meyer Associates, and its affiliates with a nominal exercise price of $.01 per share, which, on a fully-diluted basis, would result in the issuance of an aggregate of 32,580,000 shares of common stock. We also note the unit purchase warrants are subject to a non-exercise agreement. Please remove these shares from your registration statement.

4. We note your disclosure that if you satisfy certain post-closing covenants, you will issue an additional 18,300,000 agent unit purchase warrants to Meyer Associates (which, on a fully-diluted basis, would result in the issuance of an aggregate of 36,000,000 shares of common stock) and that the securities, when issued, will be subject to a non-exercise agreement. We also note that you appear to be registering the resale of the shares of common stock underlying those unit purchase warrants at this time. Please remove these securities that have not yet been issued from the registration statement.

5. Please also delete the shares underlying the agent unit purchase options that were issued to Meyer Associates with a nominal exercise price of $.01 per share and are also subject to the non-exercise agreement.

Management`s Discussion and Analysis and Plan of Operation, page
16

Critical Accounting Policies, page 18

6. Revise this section to clearly disclose the methodology and significant estimates/assumptions used to value your warrant derivative liability. Refer to the guidance provided in SEC
Release
No. 33-8350.

Selling Stockholders, page 38

7. Please identify any selling shareholder who is also a broker-dealer as an underwriter.

8. Please tell us whether any of Blue Green T, LLC, Odett Holdings Ltd., Celestial 99, Inc., Silverman and Roberts 44 Pipe LLC is a broker-dealer or an affiliate of a broker-dealer. Also disclose whether any of them are affiliated with Meyers Associates.

Financial Statements, F-1

9. The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

10. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

11. Please amend your Form 10-KSB, Form 10-QSB`s and Form 8-K`s as necessary to comply with our Form SB-2 comments.

Audited Financial Statements for the Fiscal Year Ended November
30,
2005, page F-2

Notes to Financial Statements, page F-8

Note 5. Shareholders` Equity, page F-10

12. We reference numerous issuances of common stock and warrants for services and expenses related to financing arrangements and payment of debt. Please revise your filing to clearly indicate how you accounted for each issuance and the amount of compensation recorded in the financial statements. Furthermore, please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to fair value the issuance and fair value of the stock at the date of issuance.

Note 8. Subsequent Event, page F-12

13. We note that on January 26, 2006 you effected a 10 for 1 forward stock split. To eliminate investor confusion, please revise the filing to also present the stock split retroactively in your balance sheet and statement of shareholders` equity as of and for the year-ended November 30, 2004. Please refer to SAB Topic 4C.

Unaudited Financial Statements for the Fiscal Quarter Ended May
31,
2006, page F-20

Notes to Financial Statements, page F-24

Note 3. Shareholders` Equity, page F-24

14. We see that during the most recent quarter ended, you reduced the exercise price of certain warrants to $.01 for a period of 30 days and 1,800,000 common shares were issued on a cashless basis. We note that you recorded $66,750 as dividend expense within equity due to the modification of the related warrants. Please tell us the authoritative accounting literature which supports your accounting for the temporary modification of the warrants and how you calculated the $66,750 dividend expense. We may have further questions based on your response.

Note 7. Significant Event, page F-25

Settlement Agreement and General Release, page F-27

15. We note that you reached an agreement with three consultants whereby you will pay the consultants $56,500 in satisfaction of $119,500 owed for previous services rendered. Please tell us why you believe the $63,000 liability extinguishment represented a change in estimate rather than an item of other income in your statements of operations. Also, tell us your consideration of the need to separately present the transaction in your statements of operations as it appears to exceed the 20% threshold for condensed presentation referred to in the Instructions to Item 310(b) of Regulation S-B. We may have further comments based on your response.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to each of your filings to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other
questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director

cc:	Victor J. DiGioia, Esq. (via fax)
	Michael A. Goldstein, Esq. (via fax)
Dr. Ted L. Wong
Nanosensors, Inc.
August 25, 2006
Page 6